UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-38278

Jianpu Technology Inc.

5F Times Cyber Building, 19 South Haidian Road

Haidian District, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Jianpu Technology Founders Voluntarily Convert High-Voting Class B Ordinary Shares into Class A Orindary Shares to Foster Shareholder Equity

On February 12, 2025, Jianpu Technology Inc. (the “Company”) (OTCQB: AIJTY), a leading open financial technology platform in China, received notices from certain entities affiliated with co-founders and directors Mr. Daqing (David) Ye, Mr. Caofeng Liu and Mr. Jiayan Lu to voluntarily convert all of the Class B ordinary shares of the Company held by such entities into Class A ordinary shares. Under the currently effective memorandum and articles of association of the Company, holders of Class B ordinary shares are entitled to ten votes per share, while holders of Class A ordinary shares are entitled to one vote per share.

Upon completion of such conversion, the Company has no issued and outstanding Class B ordinary shares, and all shareholders hold Class A ordinary shares with equal voting rights.

The Company believes that the founders’ voluntary conversion reflects a commitment to align the economic interests of all shareholders with their voting power, fostering a more equitable governance structure. The conversion is expected to enhance shareholder democracy and reinforce the Company’s focus on creating long-term value for all shareholders through sustainable growth and strong corporate governance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jianpu Technology Inc.

By	:	/s/ Daqing (David) Ye
Name	:	Daqing (David) Ye
Title	:	Chief Executive Officer

Date: February 13, 2025